# SEC Schedule 13D/A (Amendment No. 23) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hess Midstream LP, CIK 0001789832
CUSIP: 428103105
Title of class of securities: Class A Shares
Address of issuer's principal executive offices: 1501 MCKINNEY STREET, HOUSTON, Texas (TX), 77010
Date of event which requires filing of this statement: 07/18/2025
Filed by CIK 0001702361
Persons authorized to receive notices and communications: Mary A. Francis, c/o Chevron Corporation, 5001 Executive Parkway, Suite 200, San Ramon, California (CA), 94583, (925) 842-1000

## Reporting persons
- Hess Investments North Dakota LLC (CIK 0001702361): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 79,428,190; sole dispositive power 0; shared dispositive power 79,428,190; aggregate amount beneficially owned 79,428,190 (37.8% of the class)
  Comment: Delaware Limited Liability Company
- Hess Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 79,428,190; sole dispositive power 0; shared dispositive power 79,428,190; aggregate amount beneficially owned 79,428,190 (37.8% of the class)
- Chevron Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 79,428,190; sole dispositive power 0; shared dispositive power 79,428,190; aggregate amount beneficially owned 79,428,190 (37.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Shares
Name of issuer: Hess Midstream LP
Address of issuer's principal executive offices: 1501 MCKINNEY STREET, HOUSTON, Texas (TX), 77010
Comment:
Introductory Note

On July 18, 2025, Chevron Corporation, a Delaware corporation ("Chevron"), completed its previously announced acquisition of Hess Corporation ("Hess"), the indirect general partner and majority unitholder of the Issuer, through the merger of Yankee Merger Sub Inc., a direct, wholly owned subsidiary of Chevron ("Merger Subsidiary"), with and into Hess (the "Merger"), with Hess surviving and continuing as a direct, wholly owned subsidiary of Chevron.

At the effective time of the Merger, in accordance with the Agreement and Plan of Merger, dated October 22, 2023 (the "Merger Agreement"), by and among Hess, Chevron and Merger Subsidiary, each outstanding share of common stock of Hess (except as otherwise specified in the Merger Agreement) was converted into the right to receive 1.025 of a share of common stock of Chevron, plus cash in lieu of any fractional Chevron shares that otherwise would have been issued.

As a result of the Merger, Chevron (i) indirectly, wholly owns and controls Hess Midstream GP LP, the Issuer's general partner, and (ii) indirectly holds approximately 37.8% of the Issuer's Class A Shares.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit 99.2 hereto, and is incorporated by reference herein.

This Amendment No. 23 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on December 17, 2019 (as amended, the "Statement"), relating to the Class A Shares representing limited partner interests (the "Class A Shares") of Hess Midstream LP, a Delaware limited partnership (the "Issuer"), to account for the Merger. Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

## Item 2. Identity and Background
Name of person filing: The reporting persons are (i) Chevron, (ii) Hess and (iii) Hess Investments North Dakota LLC ("HINDL" and, together with Chevron and Hess, collectively, the "Reporting Persons").
Residence or business address: Each of the Reporting Persons is organized under the laws of the State of Delaware. (i) The principal business address of Chevron is 1400 Smith Street, Houston, TX 77002. (ii) The principal business address of Hess is 1185 Avenue of the Americas, New York, NY 10036. (iii) The principal business address of HINDL is 1501 McKinney Street, Houston, TX 77010.
Present principal occupation or employment: See above. Chevron manages its investments in subsidiaries and affiliates and provides administrative, financial, management and technology support to U.S. and international subsidiaries that engage in integrated energy and chemicals operations. Upstream operations consist primarily of exploring for, developing and producing crude oil and natural gas; processing, liquefaction, transportation and regasification associated with liquefied natural gas; transporting crude oil by major international oil export pipelines; transporting, storage and marketing of natural gas; and a gas-to-liquids plant. Downstream operations consist primarily of refining crude oil into petroleum products; marketing of crude oil and refined products; transporting crude oil and refined products by pipeline, marine vessel, motor equipment and rail car; and manufacturing and marketing of commodity petrochemicals, plastics for industrial uses and fuel and lubricant additives. Hess and HINDL are engaged in the energy business.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding any of the Reporting Persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See Item 2(d).
Citizenship:
Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the "Listed Persons"), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein. To the Reporting Persons' knowledge, none of the persons listed on Schedule I as a director or executive officer of Chevron, Hess or HINDL have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information provided or incorporated by reference in the Introductory Note above is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information provided or incorporated by reference in the Introductory Note above is hereby incorporated by reference into this Item 4.

Following the closing of the Merger on July 18, 2025, the Reporting Persons, as owners of HINDL and 37.8% of the Class A Shares, intend to review their investment in the Issuer on a continuing basis. Consistent with such purposes, the Reporting Persons may engage in communications and discussions with, without limitation, one or more representatives of the Issuer and/or third parties from time to time regarding the Reporting Persons' investment in the Issuer, and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, business and financing alternatives and such other matters as the Reporting Persons may deemed relevant to their investment in the Issuer. In connection with this review, the Reporting Persons may, any time and from time to time without prior notice, either directly or through one or more affiliates, determine to take any available course of action or to take no course of action and may take steps to implement such course of action, which may involve the sale by the Reporting Persons of all or a portion of their interests in the Issuer or a transaction or transactions that may result in one or more of the events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Any action or actions the Reporting Persons may undertake with respect to their investment in the Issuer will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price level of the Class A Shares; ongoing evaluation of the Issuer's business, financial condition, operations, prospects and strategic alternatives, including its impact on the Reporting Persons' operations and the ability of the Reporting Persons to drive increased value at the Issuer; the relative attractiveness of alternative business and investment opportunities; general market and economic conditions; tax considerations; liquidity of the Class A Shares; and other factors and future developments. Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Statement for the aggregate number of Class A Shares and percentages of Class A Shares beneficially owned by each of the Reporting Persons, which information is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Statement for the number of Class A Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition, which information is incorporated herein by reference.
Transactions in the class effected during the past sixty days: None of the Reporting Persons, or to the Reporting Persons' knowledge, none of the Listed Persons, has effected any transactions in the Class A Shares during the past 60 days, other than the indirect acquisition of the Class A Shares as described in the Introductory Note.
Other persons with the right to receive dividends or sale proceeds: The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Class A Shares reported by such persons on the cover pages of the Statement and in this Item 5. See Schedule I for the information applicable to the Listed Persons. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Class A Shares beneficially owned by the Reporting Persons or, to the Reporting Persons' knowledge, the Listed Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

Introductory Note above summarizes certain provisions of the Merger Agreement and is incorporated herein by reference. A copy of the Merger Agreement is attached as an Exhibit 99.2 hereto and incorporated herein by reference. Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement, dated as of July 18, 2025.

Exhibit 99.2. Agreement and Plan of Merger, dated as of October 22, 2023, by and among Chevron Corporation, Yankee Merger Sub Inc., and Hess Corporation (filed as Exhibit 2.1 to Chevron Corporation's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on October 23, 2023 and incorporated herein in its entirety by reference).

## Signatures
- Hess Investments North Dakota LLC: /s/ Kari H. Endries, Kari H. Endries, Assistant Secretary (07/18/2025)
- Hess Corporation: /s/ Kari H. Endries, Kari H. Endries, Assistant Secretary (07/18/2025)
- Chevron Corporation: /s/ Christine L. Cavallo, Christine L. Cavallo, Assistant Secretary (07/18/2025)